Exhibit 99.1

Caledonia Mining Corporation Plc

Notification of holding in the Company

(TSX: CAL, OTCQX: CALVF, AIM: CMCL)

24 May 2017: Caledonia Mining Corporation Plc (“Caledonia” or the “Company”) has received notification today that the Company’s largest significant shareholder (as defined by the AIM Rules for Companies) Allan Gray Proprietary Limited (“Allan Gray”) has increased its interest to 9,456,200 common shares representing 17.91% of the common shares in issue. Allan Gray is one of South Africa’s largest institutional fund managers. Caledonia welcomes Allan Gray’s continued investment in the Company.

Caledonia Mining Corporation Plc Mark Learmonth Maurice Mason	Tel: +44 1534 679 802 or +27 11 447 2499 Tel: +44 759 078 1139
WH Ireland Adrian Hadden/Nick Prowting	Tel: +44 20 7220 1751
Blytheweigh Tim Blythe/Camilla Horsfall/Megan Ray	Tel: +44 207 138 3204

Head and Registered Office: Caledonia Mining Corporation Plc
3rd Floor, Weighbridge House, Weighbridge, St Helier, Jersey, Channel Islands, JE2 3NF
info@caledoniamining.com  |  | www.caledoniamining.com